Exhibit A5K

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WALTER DAVID MCNEAL, on behalf of	)
himself and all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No. 7888-VCL
)
COMPLETE GENOMICS, INC., CLIFFORD	)
A. REID, CHARLES P. WAITE, JR., C.	)
THOMAS CASKEY, LEWIS J. SHUSTER,	)
ROBERT T. WALL, BGI-SHENZHEN, and	)
BETA ACQUISITION CORPORATION,	)
)
Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Amended Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Complete Genomics, Inc. (“Complete Genomics” or the “Company”) against Complete Genomics and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on September 17, 2012 (the “Proposed Transaction”), pursuant to which Complete Genomics will be acquired by BGI-Shenzhen and its wholly-owned subsidiary, Beta Acquisition Corporation (“Purchaser,” and together with BGI-Shenzhen, “BGI”). On September 15, 2012, the Board caused Complete Genomics to enter into a definitive agreement and plan of merger (the “Merger Agreement”). Pursuant to the Merger Agreement, within seven business days of the announcement of the Proposed Transaction, BGI would commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of Complete Genomics common stock for $3.15 per share in cash, without interest. The Tender Offer will remain open for a minimum of twenty business days following the commencement.

2. The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize shareholder value and deprives Complete Genomics’ public shareholders of the ability to participate in the Company’s long-term prospects. Indeed, the financial analyses conducted by the Company’s own financial advisor, Jefferies & Company, Inc. (“Jefferies”), demonstrate that the price of the Proposed Transaction is substantially less than the Company is potentially worth. Jefferies’ Selected Companies Analysis indicated a high equity value per share of $3.80 for 2012 and a high of $5.85 for 2014. Similarly, its Selected Transactions Analysis indicated a high equity value per share of $3.82 for 2013 and a high of $7.54 for 2014. Finally, Jefferies’ Discounted Cash Flow Analysis indicated a high equity value per share of $4.56 taking into account the present value of the Company’s net operating loss carryforwards (“NOLs”).

3. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Among other things, defendants have agreed to a provision in the Merger Agreement whereby Complete Genomics does not have a stand-alone right to terminate the Merger Agreement in order to accept a superior acquisition proposal. Section 5.3(f) of the Merger Agreement provides only that the Board may withdraw, modify, or amend its recommendation should a “Superior Proposal” materialize.

4. The members of the Board have also entered into a “Tender and Support Agreement” agreeing to tender all of their shares or to vote such shares in support of the Proposed Transaction in the event that stockholder approval is required to consummate the Proposed Transaction. The Tender and Support Agreement does not permit the Board members to withdraw their tendered shares in the event a Superior Proposal materializes and the Board withdraws, modifies, or amends its recommendation of the Proposed Transaction. Thus, even if a Superior Proposal were to emerge, approximately 17.7% of the Company’s outstanding shares would have already been tendered in support of the Proposed Transaction and could not be withdrawn. This provision thus substantially undercuts the “fiduciary out” provision of the Merger Agreement, which is itself unusually weak under the terms of Section 5.3(f).

5. Moreover, as alleged herein, Complete Genomics and BGI aided and abetted the Individual Defendants’ breaches of fiduciary duties.

6. Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures in the Solicitation/Recommendation Statement filed with the United States Securities and Exchange Commission (the “SEC”) on September 25, 2012 (the “Solicitation Statement”). The Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

7. The Tender Offer is scheduled to expire at 12:00 midnight (New York City time) on October 23, 2012. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Complete Genomics common stock.

9. Defendant Complete Genomics is a Delaware corporation and maintains its principal executive offices at 2071 Stierlin Court, Mountain View, California 94043. Complete Genomics is a life sciences company that has developed and commercialized an innovative DNA sequencing platform. Complete Genomics’ common stock is traded on the NASDAQ GM under the ticker symbol “GNOM.”

10. Defendant Clifford A. Reid, Ph.D. (“Reid”) has served as a director of Complete Genomics since July 2005 and currently serves as the Company’s Chairman of the Board. Additionally, Reid has served as the Company’s President and Chief Executive Officer (“CEO”) since July 2005.

11. Defendant Charles P. Waite, Jr. (“Waite”) has served as a director of Complete Genomics since March 2006. According to the Company’s website, Waite is a member of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee.

12. Defendant C. Thomas Caskey, M.D. (“Caskey”) has served as a director of Complete Genomics since August 2009. According to the Company’s website, Caskey is a member of the Audit Committee and Nominating and Corporate Governance Committee.

13. Defendant Lewis J. Shuster (“Shuster”) has served as a director of Complete Genomics since April 2010. According to the Company’s website, Shuster is chairman of the Audit Committee.

14. Defendant Robert T. Wall (“Wall”) has served as a director of Complete Genomics since September 2010. According to the Company’s website, Wall is chairman of the Compensation Committee.

15. The defendants identified in paragraphs 10 through 14 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Complete Genomics, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Complete Genomics.

16. Each of the Individual Defendants at all relevant times had the power to control and direct Complete Genomics to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Complete Genomics shareholders.

17. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class, as defined herein. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

18. The Company’s public shareholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public shareholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

19. Defendant BGI-Shenzhen is a Chinese corporation with its corporate headquarters located at 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, China 518083.

20. Defendant Purchaser is a Delaware corporation and is a wholly-owned subsidiary of BGI-Shenzhen that was created for the sole purpose of effecting the Proposed Transaction.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Complete Genomics (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22. This action is properly maintainable as a class action.

23. The Class is so numerous that joinder of all members is impracticable. As of September 12, 2012, there were approximately 34,385,800 shares of Complete Genomics common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

24. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

27. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background

28. According to its website, Complete Genomics was established in 1985 with a vision to deliver the highest quality whole human genome sequencing and analysis as a simple outsourced service. The Company’s Analysis Platform combines its proprietary human genome sequencing technology with its advanced informatics and data management software. Researchers using the Company’s service to conduct large-scale disease projects receive highly accurate genomic data, assembled and annotated, ready for biological interpretation.

29. Complete Genomics’ human genome sequencing technology, which is based on the Company’s proprietary DNA arrays and ligation-based read technology, is superior to existing commercially available whole human genome sequencing methods in terms of quality, cost and scale. Because the Company has optimized its technology platform and its operations for the unique requirements of high-throughput whole human genome sequencing, it is able to achieve accuracy levels of 99.9998% at a total cost that is significantly less than the total cost of purchasing and using commercially available DNA sequencing instruments.

30. During the first three quarters of 2011, Complete Genomics’ common stock consistently traded at prices between $7.00 per share and $18.55 per share, reaching a trading high of $18.55 per share on June 6, 2011. However, during the second half of 2011, Complete Genomics began facing challenges relating to pricing issues in the market which caused Complete Genomics to report increases in net losses and decreases in revenue. Consequently, the Company’s stock reached a trading low of $2.75 per share on December 30, 2011.

31. Notwithstanding these financial challenges, the Company maintained continued optimism that such challenges were temporary and that the Company was poised for long-term technological advancements and business growth beginning in the second half of 2012.

32. And, despite the short-term challenges faced by the Company in 2011, on March 8, 2012, Reid reported that “we start 2012 with a healthy backlog of $28 million and 5,800 genomes.” In addition, Individual Defendant Reid announced that “more independent data regarding the accuracy of our technology is beginning to emerge. A paper published in Nature Biotech in December of 2011 by researchers at Stanford University documented the results of a head-to-head comparison of Complete Genomics’ sequencing accuracy versus Illumina’s.” Reid further reported that “[l]ooking at recent developments, last month, we announced that we had been selected to provide outsourced, whole human genome services by the Mayo Clinic’s Center for Individualized Medicine.”

33. With respect to the Company’s progress in developing its long fragment read (“LFR”) technology, Reid announced:

Turning on to internal programs, we’ve made good progress in advancing our long-fragment [ph] read-E (6:47) or LFR technology. We now have over 10 collaborations under way to both evaluate potential applications and to further optimize our technology. This technology will enable both increased accuracy and diploids phasing of the genome. Our initial data suggest that LFR will enable accuracy of Q70, and that means 1 error per 10 million [ph] bases (7:11). We continue to work on process development to enable large-scale deployment of this technology. I expect to offer LFR commercially to the clinical market in early 2013.

(Emphasis added). Once developed, this innovate LFR technology would provide Complete Genomics with more accurate sequencing technology than all of its competitors.

34. During the fourth quarter 2011 earnings call, Reid remarked, “[i]n summary, we entered 2012 with a solid backlog, and while our order and sample flow continues to be lumpy, we are encouraged by our growing customer base and by the emergence of translational and clinical applications in 2012 and beyond.”

35. Individual Defendant Reid also promoted a positive outlook for improved financial performance and business growth for the Company in 2013 by announcing the Company’s progress in developing its groundbreaking LFR technology. In calling this new revolutionary technology unique to the market, Reid explained:

And finally, we’re developing a radical new technology called long fragment read technology that basically turns our short reads into long reads. The reason to do that is to phage the genome. And that – what that means is independently sequence the two sets of parental chromosomes. Every cell in your body has a full genome from your mom and a full genome from your dad. And everybody’s current technology combines the two. We’ve developed and patented a technology for separating them out, so physicians will be able to see mom’s genomes and dad’s genome and your genome separately. This is very important for clinical accuracy – less so for research accuracy, but very important for clinical accuracy. We think we’ll uniquely be able to offer this in the market in 2013.

(Emphasis added).

36. On May 7, 2012, the Company issued a press release wherein it announced its financial results for the first quarter ended March 31, 2012. Among other things, the Company reported that its backlog as of March 31, 2012 was approximately 5,700 genomes, including about 1,000 genomes booked in the first quarter, representing an aggregate revenue potential of approximately $27 million.

37. As reported in a July 12, 2012 Reuters article titled “Complete Genomics shares rise on new technology,” shares of Complete Genomics’ common stock rose 14% to a trading price of $3.34 per share upon the Company’s announcement that its new LFR technology would reach the market in early 2013.

38. According to a July 12, 2012 statement by UBS analyst Daniel Arias, “LFR potentially gives Complete Genomics’ service offering a key point of differentiation upon introduction in early 2013.”

39. In a press release issued by Complete Genomics on August 8, 2012 announcing its financial results for the second quarter of 2012, the Company reported its highest quarterly revenue, generating revenue of $8.7 million, up 123% compared to revenue for the first quarter of 2012, and up 47% compared to revenue for the second quarter of 2011.

40. In addition, in the second quarter of 2012, the Company began to recognize revenue from the backlog that had been accumulating at the Company in 2001 and the first quarter of 2012, reporting that it had recognized revenue for more than 2,100 genomes, including approximately 200 genomes that had shipped but were awaiting recognition at the end of the first quarter. With respect to additional revenue the Company expected to generate in the third quarter of 2012, the press release reported that “[t]he company’s backlog as of June 30, 2012 was approximately 4,600 revenue generating genomes, including approximately 1,000 genomes booked in the second quarter, representing an aggregate revenue potential of approximately $22 million. In the third quarter, we expect to deliver over 2,200 genomes to revenue and non-revenue generating customers.”

41. On August 8, 2012, the Company issued a press release wherein it announced its financial results for the second quarter ended June 30, 2012. Among other things, the Company announced that revenue was $8.7 million for the second quarter of 2012, compared to $5.9 million from the second quarter of 2011. Additionally, the Company announced that its backlog as of June 30, 2012 was approximately 4,600 revenue generating genomes, including approximately 1,000 genomes booked in the second quarter, representing an aggregate revenue potential of approximately $22 million. The Company also announced that in July 2012, Nature published a paper describing the Company’s LFR technology. This technology provides much higher accuracy sequencing (one error in 10 million base pairs, or just 600 errors in an entire human genome) and the Company believes it will set the standard for clinical-grade genomes. Individual Defendant Reid commented:

In addition to servicing our existing research customers, we made significant progress in establishing our clinical offering . . . At the end of July, we submitted our application for a CLIA license to operate a clinical laboratory and expect to receive our license in the coming months.

The Proposed Transaction

42. On September 17, 2012, the Company announced that it had entered into the Merger Agreement, pursuant to which BGI will acquire Complete Genomics for $3.15 per share. Pursuant to the Merger Agreement, within seven business days of the announcement of the Proposed Transaction, BGI would commence the Tender Offer, which will remain open for a minimum of twenty business days.

43. Simultaneous with the execution of the agreement, the Company and one of BGI’s subsidiaries, BGI-Hongkong Co., Limited, entered into a Convertible Subordinated Promissory Note (the “Note”) whereby BGI-Hongkong Co., Limited agreed to lend the Company up to an aggregate principal amount of $30,000,000.

44. Upon consummation of the Proposed Transaction, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation in the merger.

45. On September 17, 2012, Complete Genomics filed a Form 8-K with the SEC, attaching as Exhibit 2.1 the Merger Agreement.

46. To the detriment of the Company’s shareholders, the terms of the Merger Agreement substantially favor BGI and are calculated to unreasonably dissuade potential suitors from making competing offers.

47. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 5.3 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.3(a) of the Merger Agreement states:

(a) Subject to Section 5.3(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause the Company Subsidiaries not to, and shall instruct the Representatives of the

Company and the Company Subsidiaries not to, nor shall the Company authorize or permit any Representatives of the Company or any Company Subsidiary to, directly or indirectly: (i) solicit, initiate, seek or knowingly encourage or facilitate any Acquisition Proposal or take any action to solicit, initiate, seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) enter into, participate or engage in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent or the Purchaser, (iii) furnish to any Person other than Parent or the Purchaser any non-public information that the Company believes or should reasonably know could be used for the purposes of formulating or furthering any Acquisition Proposal, (iv) approve, endorse, recommend, execute or enter into any agreement, letter of intent or Contract with respect to an Acquisition Proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, arrangement, understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, (v) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, (vi) waive, terminate, modify, fail to enforce or release any Person other than Parent or the Purchaser from any provision of or grant any permission, waiver or request under any “standstill,” confidentiality or similar agreement or obligation or (vii) propose, resolve or agree to do any of the foregoing. The Company shall immediately, and shall cause the Company Subsidiaries and shall instruct each of their respective Representatives to immediately, cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted on or prior to the date of this Agreement with respect to any Acquisition Proposal, and shall promptly after the date of this Agreement instruct each Person that has in the twelve months prior to the date of this Agreement executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of the Company to promptly return or destroy in accordance with the terms of such confidentiality agreement all information, documents and materials relating to the Acquisition Proposal or to the Company or any Company Subsidiary and their respective businesses previously furnished by or on behalf of the Company or any Company Subsidiary or any of their respective Representatives to such Person or such Person’s Representatives and shall use its reasonable best efforts to ensure compliance with such request. The Company agrees that to the extent that any violation of the restrictions set forth in this Section 5.3 by any Company Representatives results in an Acquisition Proposal, the receipt of such Acquisition Proposal shall be deemed a material breach of this Agreement (including Section 5.3) by the Company.

48. Further, pursuant to Section 5.3(b) of the Merger Agreement, the Company must advise BGI, within 24 hours, of any proposals or inquiries received from other parties, including, inter alia, the identity of such other party and the terms of the proposal. Thereafter, the Company must keep BGI “informed in writing on a reasonably current basis… of the status of any Acquisition Proposal, indication or request.”

Section 5.3(b) of the Merger Agreement states:

(b) From the date of this Agreement until the earlier of the Acceptance Time or the termination of this Agreement in accordance with its terms, the Company shall promptly (and in any event within 24 hours of learning of or receiving the relevant information) provide Parent with: (i) a reasonably detailed written description of any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal (including any modification thereto), or any request for information that could reasonably be expected to lead to an Acquisition Proposal, that is received by the Company or any Company Subsidiary or any Representative of the Company or any Company Subsidiary from any Person (other than Parent or the Purchaser) including in such description the identity of the Person from which such inquiry, expression of interest, proposal, offer or request for information was received (the “Other Interested Party”); and (ii) a complete, unredacted copy of each proposed or final written agreement or written document (including financing commitments and any related letters or documents) or material written communication and a reasonably detailed summary of each material oral communication transmitted on behalf of the Other Interested Party or any of its Representatives to the Company or any Company Subsidiary or any of their Representatives or transmitted on behalf of the Company or any Company Subsidiary or any Representative of the Company or any Company Subsidiary to the Other Interested Party or any of its Representatives. Thereafter, the Company shall keep Parent informed in writing on a reasonably current basis (no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication or request (including the terms and conditions thereof and any modifications thereto), and any material developments, discussions, negotiations, including by furnishing a complete, unredacted copy of each proposed or final written agreement or written document

(including financing commitments and any related letters or documents) or material written communication and a reasonably detailed summary of each material oral communication transmitted with respect to such Acquisition Proposal.

49. The inadequacy of the Proposed Transaction price is exacerbated by the fact that the Board acquiesced to BGI’s demand that it could not terminate the Merger Agreement should a Superior Proposal emerge. According to Section 5.3(f) of the Merger Agreement, the Board may only withdraw, modify, or amend its recommendation should a Superior Proposal materialize; it cannot terminate the agreement. Moreover, even if a Superior Proposal were to emerge and the Board were to change its recommendation, the members of the Board would still be bound by the Tender and Support Agreement they entered into in connection with the Proposed Transaction.

Section 5.3(f) of the Merger Agreement provides:

(f) Notwithstanding anything to the contrary contained in this Article 5, prior to the Acceptance Time, if the Company receives an unsolicited Acquisition Proposal that the Company Board reasonably determines in good faith, after consultation with outside legal counsel and a financial advisor, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms and conditions of this Agreement that have been delivered to the Company by Parent in writing during the Notice Period provided pursuant to this Section 5.3(f), that are binding and have been committed to by Parent in writing, and if the Company has not materially breached Section 5.3, the Company Board may at any time prior to the Acceptance Time, if the Company Board reasonably determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to breach the fiduciary duties owed by the Company Board to the stockholders of the Company under Delaware Law effect a Change of Board Recommendation with respect to such Superior Proposal; provided, however, the Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing provision unless:

i. the Company shall have provided prior written notice to Parent, at least five Business Days in advance (the “Notice Period”), of the Company’s intention to take such action with respect to such Superior Proposal (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute a Change of Board Recommendation or otherwise give rise to a Triggering Event), which notice shall specify in reasonable detail the material terms and conditions of such Superior Proposal, (including the identity of the party making such Superior Proposal) and shall have contemporaneously provided a complete unredacted copy of the relevant proposed or final transaction agreements and documents with the party making such Superior Proposal, including the definitive agreement with respect to such Superior Proposal; and

ii. prior to effecting such Change of Board Recommendation, the Company shall, and shall cause the Company Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and Parent shall not have, within the aforementioned five Business Day period, made a written, binding and irrevocable (through the expiration of such period) offer to modify the terms and conditions of this Agreement, which is set forth in a definitive written amendment to this Agreement delivered to the Company and executed on behalf of Parent and the Purchaser, that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) would cause such Acquisition Proposal to cease to constitute a Superior Proposal. In the event of any revisions to the financial terms of or other material terms of the Superior Proposal (including successive revisions), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(f) with respect to such new written notice and to provide a new five Business Day Notice Period.

50. Further locking up control of the Company in favor of BGI is Section 7.2(b) of the Merger Agreement, which contains provision for a “Termination Fee” of $4,000,000 (plus 4% of any draw funded under the Note) payable by the Company to BGI if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

51. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

52. Moreover, Section 1.8 of the Merger Agreement grants Purchaser an irrevocable top-up option (the “Top-Up Option”). Section 1.8(a) of the Merger Agreement states:

(a) The Company hereby irrevocably grants to the Purchaser an option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase from the Company at a price per share equal to the Offer Price an aggregate number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and the Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the Top-Up Option shall not be exercisable unless, (i) the Minimum Condition shall have been satisfied and (ii) immediately after such exercise and the issuance of shares of Company Common Stock pursuant thereto, the Purchaser reasonably believes that the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares); provided, further, that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then total authorized and unissued Shares. Upon Parent’s request, the Company shall use commercially reasonable efforts to cause its transfer agent to certify in writing to Parent the number of Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares. The Purchaser shall pay the Company the aggregate par value of the Top-Up Option Shares in cash and the balance of the aggregate price required to be paid for the Top-Up Option Shares by delivery of a promissory note (the “Promissory Note”). The Promissory Note shall be full recourse against Parent and Purchaser, be due one year from the date the Top-Up Option Shares are issued and bear interest at a per annum rate equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal and may be prepaid at any time without premium or penalty. Parent, the Purchaser and the Company acknowledge and agree that, in any appraisal proceeding related to this Agreement, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the exercise by Parent or the Purchaser of the Top-Up Option, any Shares issued upon exercise of the Top-Up Option or the Promissory Note.

53. In other words, if BGI does not obtain the minimum number of shares in the Tender Offer required to effectuate the Proposed Transaction, BGI may purchase from the Company the number of shares necessary for it to exceed the ninety percent threshold. The Top-Up Option is coercive and will dilute the economic interests of any remaining public shareholders, including plaintiff and members of the putative Class.

54. Additionally, on September 15, 2012, BGI entered in the Tender and Support Agreement with certain shareholders of Complete Genomics, including certain executives and directors of the Company. Pursuant to the Tender and Support Agreement, each of the applicable shareholders has agreed, among other things, to vote their shares in favor of adoption of the Merger Agreement. Accordingly, approximately 17.7% the Company’s shares are already locked up in favor of the Proposed Transaction.

55. Finally, according to Yahoo! Finance, at least one analyst has set a price target for Complete Genomics’ stock at $5.00 per share.

56. In sum, the consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of Complete Genomics is materially in excess of the amount offered in the Proposed Transaction.

57. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

58. Furthermore, the Proposed Transaction consideration fails to adequately compensate Complete Genomics’ shareholders for the significant synergies created by the merger. According to Wang Jun, BGI-Shenzhen’s CEO:

Complete [Genomics] has developed a proprietary whole human genome sequencing technology that, together with other sequencing platforms used by BGI, will fit well with our research and business requirements and position Complete to become an even more successful global innovator. We look forward to growing the business to improve medical research and, when clinical services are provided, support better disease diagnosis with tools that can be used by doctors and hospitals to treat their patients.

59. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Complete Genomics common stock in the Proposed Transaction.

The Materially Misleading Solicitation Statement

60. On September 25, 2012, the Solicitation Statement was filed with the SEC to solicit shareholders to tender their shares in favor of the Proposed Transaction. As alleged below and elsewhere herein, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to Complete Genomics’ shareholders to enable them to render an informed decision with respect to the Proposed Transaction. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of Complete Genomics’ financial advisor, Jefferies. This omitted information, if disclosed, would significantly alter the total mix of information available to Complete Genomics’ shareholders.

61. For instance, the Solicitation Statement reflects that the Board authorized Jefferies to make confidential, high-level approaches to the selected companies considered most likely to be interested in an equity investment in, strategic partnership with, or acquisition of the Company. As a result, Jefferies, apparently, contacted forty-two (42) different entities to solicit interest. The Solicitation Statement is materially misleading, however, in that it fails to disclose key information about any efforts to canvass the market for bidders, including (a) the total number of companies identified (as opposed those actually contacted); and (b) whether any (and if so how many) potential financial buyers were contacted as part of any efforts to solicit indications of interest.

62. According to the Solicitation Statement, on August 15, 2012, the Company Board held a special meeting at which it received an update from Jefferies, Latham & Watkins LLP (“Latham & Watkins”), and management regarding the discussions with BGI, including an assessment by Latham & Watkins of the regulatory impediments to entering into a transaction with BGI and an update from Jefferies regarding the status of BGI’s financing efforts. The Solicitation Statement is materially misleading, however, in that it fails to disclose the substance and nature of those regulatory impediments.

63. The Solicitation Statement is materially misleading in that it fails to disclose any information regarding the two alternative restructuring plans presented to the Board by management in May 2012.

64. With respect to the financial forecasts provided for the Company, the Solicitation Statement is materially misleading in that it fails to disclose certain key information to shareholders. For example, a review of the forecasts provided in the

Solicitation Statement reflects that revenue and gross profit for the Company are markedly lower for 2013 than for any of the other years in the forecast, and that there is considerable variability in the gross margin. The Solicitation Statement fails to disclose, however, the assumptions underlying the financial forecasts, including (and particularly) those with respect to the decline in 2013.

65. The Solicitation Statement is materially misleading in that it fails to disclose whether BGI has in any way engaged in employment negotiations with the Company’s management, including the terms and length of remuneration and any incentive compensation or bonuses, during the time in which it was negotiating the terms of the Proposed Transaction. This information is particularly material to the Company’s shareholders in that individuals who participated in the negotiation of the Proposed Transaction or creation and modification of the various projections relied upon by the Company’s financial advisors may have interests divergent from the Company’s public shareholders, including securing their own financial security.

66. In that regard, the Solicitation Statement also is materially misleading with respect to the interests of Jeffries, the Board’s financial advisor. Specifically, again, the Solicitation Statement fails to disclose whether Jeffries has, is, or anticipates performing work for BGI. Similarly, the Solicitation Statement fails to disclose exactly the nature and amount of Jeffries’ remuneration for its service in connection with the Proposed Transaction, although it does indicate that Jefferies has done significant work for the Company in the past.

67. With regard to the financial analyses conducted by Jefferies, the Solicitation Statement fails to provide certain underlying data and key inputs necessary for shareholders to have a fair summary of the work performed, including:

a. With respect to the Selected Companies Analysis, the Solicitation Statement is misleading in that it fails to disclose the detailed multiples observed for each “comparable” company, the objective criteria used in selecting the companies, and Jefferies’ basis for selecting the multiple ranges that it derived from the selected companies;

b. With respect to the Selected Transactions Analysis, the Solicitation Statement is misleading in that it fails to disclose the multiples observed for each transaction, the objective criteria used in selecting the transactions, and the sources for the publicly available information used in the analysis; and

c. With respect to the Discounted Cash Flow Analysis, the Solicitation Statement is misleading in that it fails to disclose the unlevered free cash flows used by Jefferies, the value of the NOLs expected to be used by the Company, Jefferies’ basis for selecting a perpetuity growth range of 6.0% to 9.0%, and Jefferies’ basis for using an unusually high discount rate range of 16.5% to 18.5%.

68. Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

69. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

70. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Complete Genomics’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Complete Genomics’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Complete Genomics’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Complete Genomics; and (f) disclose all material information to the Company’s shareholders.

71. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

72. As alleged herein, defendants have initiated a process to sell Complete Genomics that undervalues the Company. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Complete Genomics at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Complete Genomics’ value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

73. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

74. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure against the Individual Defendants)

75. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

76. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

77. The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

78. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

79. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against Complete Genomics and BGI)

80. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

81. Defendants Complete Genomics and BGI knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Complete Genomics provided, and BGI obtained, sensitive non-public information concerning Complete Genomics and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

82. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Complete Genomics shares.

83. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: October 1, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WALTER DAVID MCNEAL, on behalf of	)
himself and all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No. 7888-VCL
)
COMPLETE GENOMICS, INC., CLIFFORD	)
A. REID, CHARLES P. WAITE, JR., C.	)
THOMAS CASKEY, LEWIS J. SHUSTER,	)
ROBERT T. WALL, BGI-SHENZHEN, and	)
BETA ACQUISITION CORPORATION,	)
)
Defendants.	)

AFFIDAVIT AND VERIFICATION OF WALTER DAVID MCNEAL

PURSUANT TO COURT OF CHANCERY RULES 23(aa) AND 3(aa)

STATE OF SOUTH CAROLINA	)
	)	ss.
COUNTY OF PICKENS	)

I, WALTER DAVID MCNEAL, being duly sworn, do hereby state as follows:

1. My name is Walter David McNeal. I make this Affidavit and Verification pursuant to Court of Chancery Rules 23 (aa) and 3(aa) in connection with the filing of a Verified Amended Class Action Complaint (the “Complaint”) in the above-captioned action.

2. I currently hold shares of Complete Genomics, Inc. common stock and have held such shares continuously throughout the wrongs alleged in the Complaint.

3. I have reviewed and authorized the filing of the Complaint against the defendants in this action. I am familiar with the allegations of the Complaint.

4. I verify that I have reviewed the foregoing Complaint and that the allegations as to me and my own actions are true and correct and all other allegations upon information and belief are true and correct.

5. Neither I, nor anyone else affiliated with me, have received, been promised or offered, and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except for (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me or on my behalf; or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of- pocket expenses incurred by me directly in connection with prosecution of this action.

I make this Affidavit and Verification under penalty of perjury that the foregoing is true and correct.

Executed this 28th day of September, 2012.

WALTER DAVID MCNEAL

SWORN TO AND SUBSCRIBED
before me this 28th day of September, 2012.

Sonita M. Leak
Notary Public	Notary Public for South Carolina
My Commission Exp: April 28, 2020
Recorded in Book #12, Page #51
4-28-2020
My Commission Expires

2

CERTIFICATE OF SERVICE

I, Brian D. Long, do hereby certify that on this 1st day of October 2012, I have caused the foregoing Verified Amended Class Action Complaint to be filed and served electronically via LexisNexis File & Serve upon the following:

Bradley R. Aronstam

SEITZ ROSS ARONSTAM

& MORITZ LLP

100 South West Street, Suite 400

Wilmington, DE 19801

/s/ Brian D. Long
Brian D. Long (#4347)